United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2024
Commission File Number 132-02847

INTER & Co, INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s executive offices)

Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐    No ☒

EXPLANATORY NOTE
Inter & Co, Inc. is amending its report on Form 6-K furnished to the Securities and Exchange Commission on May 9, 2024 (SEC Accession No. 0001628280-24-021950) (the “Original 6-K”) solely for the purpose of adding the form 6-K cover and signature page. This supplement does not amend any information set forth in the Original 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Unaudited Interim Condensed Consolidated Statements for the three-month period ended March 31, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2024	INTER & CO, INC.

	By:	/s/ Santiago Horacio Stel
Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks